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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 14D-9
                                (AMENDMENT NO. 4)

                                 (RULE 14D-101)

                   SOLICITATION/RECOMMENDATION STATEMENT UNDER
             SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

            COMPANIA ANONIMA NACIONAL TELEFONOS DE VENEZUELA (CANTV)
    ------------------------------------------------------------------------
                             Name of Subject Company

                 NATIONAL TELEPHONE COMPANY OF VENEZUELA (CANTV)
    ------------------------------------------------------------------------
              (Translation of Subject Company's name into English)

            COMPANIA ANONIMA NACIONAL TELEFONOS DE VENEZUELA (CANTV)
       ------------------------------------------------------------------
                      (Name of Person(s) Filing Statement)

                           American Depositary Shares
           (each representing the right to receive 7 Class D shares of common stock of Compania Anonima Nacional Telefonos de Venezuela (CANTV),
                     par value Bs.36.90182224915 per share)
    ------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    204421101

    ------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                     Armando Yanes, Chief Financial Officer
            Compania Anonima Nacional Telefonos de Venezuela (CANTV)
                               Avenida Libertador
                      Centro Nacional de Telecomunicaciones
                          Nuevo Edificio Administrativo
                          Piso.1, Apartado Postal 1226
                             Caracas, Venezuela 1010
                          Telephone: (58) 212-500-6800
    ------------------------------------------------------------------------
          (Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the
                           persons filing statement)

                                   Copies to:

             Robert W. Mullen, Jr., Esq. and Lawrence Lederman, Esq.
                       Milbank, Tweed, Hadley & McCloy LLP
                             1 Chase Manhattan Plaza
                            New York, New York 10005
                            Telephone: (212) 530-5000
                            Facsimile: (212) 530-5219

        [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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     This Amendment No. 4 amends and supplements the Solicitation/Recommendation
Statement on Schedule 14D-9 originally filed with the SEC on October 2, 2001 and as amended and supplemented prior to the date hereof (the "Schedule 14D-9"), related to the tender offer by AES Comunicaciones de Venezuela, C.A., company organized under the laws of Venezuela, which is jointly owned by The AES Corporation and AES's 87% owned subsidiary, Corporacion EDC, C.A., upon the terms and subject to the conditions set forth in the offer to purchase, dated September 25, 2001, and the related letter of transmittal, pursuant to which Purchaser makes an offer to purchase for $24.00 per ADS, net to each seller in cash, less any withholding taxes and without interest thereon, an aggregate of 28,566,944 ADSs and (b) the offer by Purchaser, AES and CEDC to purchase 199,968,608 Shares validly tendered and not properly withdrawn prior to the expiration of the Venezuelan Offer, each for $3.4285714 in cash payable in U.S. dollars or in Bolivares to tendering holders that elect to be paid in Bolivares. Capitalized terms not defined herein have the meanings assigned to them in the
Schedule 14D-9.

ITEM 8.  ADDITIONAL INFORMATION

     Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following text to the end thereof:

     On October 6, 2001, the Company began broadcasting a television advertisement in Venezuela announcing the Board's reasons for recommending that shareholders reject the Offers. The advertisement continues to air from time to time on Venezuelan television stations. A copy of the text of the television advertisement is filed as Exhibit (a)(10) to the Schedule 14D-9 and is incorporated herein by reference.

     On October 6, 2001, the Company ran a newspaper advertisement in Venezuela which provided information regarding the Board's position with respect to the Offers. The advertisement will run from time to time in Venezuelan newspapers. A copy of the newspaper advertisement is filed as Exhibit (a)(11) to the Schedule 14D-9 and is incorporated herein by reference.

     On October 8, 2001, the Company ran a newspaper announcement which notified the shareholders of the calling of a special meeting of shareholders to be held on October 24, 2001 for the purpose of considering a distribution of an extraordinary dividend and approving a share repurchase program. A copy of the newspaper announcement is filed as Exhibit (a)(12) to the Schedule 14D-9 and is incorporated herein by reference.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

     Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following text thereto:

Exhibit (a)(10) Text of Television advertisement broadcast by the Company.

Exhibit (a)(11) Newspaper advertisement of the Company.

Exhibit (a)(12) Newspaper announcement of the Company.

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                                    SIGNATURE


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       COMPANIA ANONIMA
                                       NACIONAL TELEFONOS DE
                                       VENEZUELA (CANTV)


                                       By: /S/ GUSTAVO ROOSEN
                                           ------------------
                                       Name:  Gustavo Roosen
                                       Title: President, Chairman and Chief
                                              Executive Officer


Dated:  October 10, 2001